Skadden, Arps, Slate, Meagher & Flom llp
ONE MANHATTAN WEST
NEW YORK, NY 10001
________

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

February 15, 2024
SUBMISSION VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: David Matthews

Re:	ASA Gold and Precious Metals Limited
Revised Preliminary Proxy Statement Filed February 14, 2024
File No. 811-21650
Ladies and Gentlemen:
On behalf of ASA Gold and Precious Metals Limited (the “Company” or “ASA”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s revised preliminary proxy statement filed February 14, 2024 (the “Preliminary Proxy Statement”), as communicated by the Staff to the Company’s outside counsel on February 14, 2024 (the “Staff Comments”), set forth below are the Company’s responses to the Staff Comments.
To facilitate the Staff’s review, we have used our best efforts to reproduce the Staff Comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Proxy Statement.
1.
In the response letter, please indicate whether ASA currently has enough authorized shares to cover an exercise of the outstanding rights under the shareholder rights plan adopted by the Company on December 31, 2023, in the event the rights plan were to be triggered.

Response: The Company hereby confirms that the 40 million common shares currently authorized under the Company’s charter and bye-laws are sufficient to cover the exercise of all outstanding rights under the shareholder rights plan adopted by the Company in the event the rights plan were to be triggered.
We trust that the foregoing has been responsive to the Staff’s comments and per our discussion on February 14, 2024, the Company will plan to file its definitive proxy statement later today or tomorrow. Please direct any questions or comments regarding the foregoing to me at (212) 735-2116 or richard.grossman@skadden.com.

Very truly yours,
/s/ Richard J. Grossman

Richard J. Grossman

cc:	Axel Merk Chief Operating Officer ASA Gold and Precious Metals Limited
Zachary Tackett
Corporate Secretary
ASA Gold and Precious Metals Limited
Jennifer Gonzalez
K&L Gates LLP